October 1, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: James O’Connor

Re:                             StoneCastle Financial Corp. (the “Company”)

Registration Statement on Form N-2 (File Nos. 811-22853 and 333-197689)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Keefe, Bruyette & Woods, Inc., as representative of the several underwriters, hereby joins in the request of StoneCastle Financial Corp. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 12:00 p.m., Eastern Time, on Wednesday, October 1, 2014, or as soon thereafter as is practicable.

Pursuant to Rules 418(a)(7) and 460 of the General Rules and Regulations under the Securities Act, we wish to advise you that the several underwriters plan to distribute an aggregate of approximately 3,250 copies of the Company’s preliminary prospectus dated October 1, 2014 to prospective underwriters, institutional investors, dealers and others.

We have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

KEEFE, BRUYETTE & WOODS, INC.
As Representative of the Underwriters

By:	Keefe, Bruyette & Woods, Inc.

	By:	/s/ Allen G. Laufenberg
Name: Allen G. Laufenberg
Title: Managing Director